Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of June 30,
	Notes	2017	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	125,796	126,488	1,957
Intangible assets	5	15,922	15,518	240
Property, plant and equipment	4	69,794	71,023	1,099
Derivative assets	13,14	106	497	8
Investments	7	7,103	9,769	151
Investment in equity accounted investee	7	—	353	5
Trade receivables		3,998	3,998	62
Non-current tax assets		12,008	14,585	226
Deferred tax assets		3,098	3,930	61
Other non-current assets	10	16,793	19,172	297

Total non-current assets		254,618	265,333	4,106

Inventories	8	3,915	3,434	53
Trade receivables		94,846	97,954	1,516
Other current assets	10	30,751	31,571	489
Unbilled revenues		45,095	46,509	720
Investments	7	292,030	317,718	4,917
Current tax assets		9,804	8,526	132
Derivative assets	13,14	9,747	5,233	81
Cash and cash equivalents	9	52,710	54,317	841

Total current assets		538,898	565,262	8,749

TOTAL ASSETS		793,516	830,595	12,855

EQUITY
Share capital		4,861	9,732	151
Share premium		469	2,043	32
Retained earnings		490,930	506,940	7,844
Share based payment reserve		3,555	2,151	33
Other components of equity		20,489	19,850	307

Equity attributable to the equity holders of the Company		520,304	540,716	8,367
Non-controlling interest		2,391	2,439	38

Total equity		522,695	543,155	8,405

LIABILITIES
Long - term loans and borrowings	11	19,611	32,487	503
Deferred tax liabilities		6,614	7,630	118
Derivative liabilities	13,14	2	—	—
Non-current tax liabilities		9,547	8,545	132
Other non-current liabilities	12	5,500	4,429	69
Provisions	12	4	2	—

Total non-current liabilities		41,278	53,093	822

Loans, borrowings and bank overdrafts	11	122,801	113,712	1,760
Trade payables and accrued expenses		65,486	73,904	1,146
Unearned revenues		16,150	15,921	246
Current tax liabilities		8,101	12,083	187
Derivative liabilities	13,14	2,708	2,626	41
Other current liabilities	12	13,027	14,911	230
Provisions	12	1,270	1,190	18

Total current liabilities		229,543	234,347	3,628

TOTAL LIABILITIES		270,821	287,440	4,450

TOTAL EQUITY AND LIABILITIES		793,516	830,595	12,855

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accounranrs	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W- 100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Parmer	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore
July 20, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	135,992	136,261	2,109
Cost of revenues	18	(96,389)	(97,111)	(1,503)
Gross profit		39, 603	39,150	606
Selling and marketing expenses	18	(10,141)	(10,146)	(157)
General and administrative expenses	18	(7,599)	(7,264)	(112)
Foreign exchange gains/(losses), net		984	353	5
Results from operating activities		22,847	22,093	342
Finance expenses	19	(1,336)	(1,474)	(23)
Finance and other income	20	5,200	6,200	96
Share of profits/(loss) of equity accounted investee	7	—	(1)	—
Profit before tax		26,711	26,818	415
Income tax expense	16	(6,122)	(5,994)	(93)

Profit for the period		20,589	20,824	322

Attributable to:
Equity holders of the Company		20,518	20,765	321
Non-controlling interest		71	59	1

Profit for the period		20,589	20,824	322

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		4.17	4.29	0.07
Diluted		4.16	4.28	0.07
Weighted average number of equity shares used in computing earnings per equity share
Basic		4,914,727,772	4,845,115,238	4,845,115,238
Diluted		4,926,794,736	4,851,070,943	4,851,070,943

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Bord of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Parmer	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore
July 20, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Profit for the period		20,589	20,824	322
Items that Will not be reclassified to statement of income
Defined benefit plan actuarial gains		72	318	5
Net change in fair value of financial instruments through OCI		—	23	—

		72	341	5

Items that may be reclassified subsequently to statement of income
Foreign currency translation differences	15	1,550	699	11
Net change in time value of option contracts designated as cash flow hedges	13,16	—	7	—
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	—	32	1
Net change in fair value of forward contracts designated as cash flow hedges	13,16	970	(2,122)	(33)
Net change in fair value of financial instruments through OCI	7,16	625	393	6

		3,145	(991)	(15)

Total other comprehensive income/(loss), net of taxes		3,217	(650)	(10)

Total comprehensive income for the period		23,806	20,174	312

Attributable to:
Equity holders of the Company		23,712	20,126	311
Non-controlling interest		94	48	1

		23,806	20,174	312

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration N0: 117366W/W - 100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Parmer	Chief Financial Officer	Company Secretary
Membership No, 60408

Bangalore
July 20, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity
Particulars	No. of Shares	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2016	2,470,713,290	4,941	14,642	425,106	2,229	16,116	1,910	216	465,160	2,224	467,384
Total comprehensive income for the period
Profit for the period	—	—	—	20,518	—	—	—	—	20,518	71	20,589
Other comprehensive income	—	—	—	—	—	1,527	970	697	3,194	23	3,217

Total comprehensive income for the period	—	—	—	20,518	—	1,527	970	697	23,712	94	23,806

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of shares by controlled trust on exercise of options^	—	—	—	108	(108)	—	—	—	—	—	—
Compensation cost related to employee share based payment transactions	—	—	—		436	—	—	—	436	—	436

	—	—	—	108	328	—	—	—	436	—	436

As at June 30, 2016	2,470,713,290	4,941	14,642	445,732	2,557	17,643	2,880	913	489,308	2,318	491,626

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		73	217	6,601	38	261	43	14	7,247	34	7,281

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695
Total comprehensive income for the period
Profit for the period	—	—	—	20,765	—	—	—	—	20,765	59	20,824
Other comprehensive income	—	—	—	—	—	710	(2,083)	734	(639)	(11)	(650)

Total comprehensive income for the period	—	—	—	20,765	—	710	(2,083)	734	20,126	48	20,174

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,173,762	4	1,574		(1,560)	—	—	—	18	—	18
Issue of shares by controlled trust on exercise of options^		—	—	108	(108)	—	—	—	—	—	—
Bonus issue of equity shares #	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—	—	—
Compensation cost related to employee share based payment transactions	—	—	—	3	264	—	—	—	267	—	267

	2,435,248,089	4,870	1,574	(4,755)	(1,404)	—	—	—	285	—	285

As at June 30, 2017	4,866,148,654	9,732	2,043	506,940	2,151	13,817	3,823	2,210	540,716	2,439	543,155

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		151	32	7,844	33	214	59	34	8,367	38	8,405

*	Includes 13,728,607 and 27,257,230 treasury shares as of March 31, 2017 and June 30, 2017, respectively. Treasury shares as of June 30, 2017 includes the impact of bonus issue.
^	294,149 and 191,761 shares have been issued by the controlled trust on exercise of options for the three months ended June 30, 2016 and 2017 respectively.
#	Refer note 27

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W-l00018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore
July 20, 2017

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2016	2017	2017
			Convenience Translation into US$ in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the period	20,589	20,824	322
Adjustments to reconcile profit for the year to net cash generated from operating
Loss/(gain) on sale of property, plant and equipment and intangible assets, net	177	(88)	(1)
Depreciation, amortization and impairment	4,665	4,943	76
Unrealized exchange (gain)/loss, net	(1,450)	2,731	42
Gain on sale of investments, net	(368)	(803)	(12)
Share based compensation expense	425	254	4
Income tax expense	6,122	5,994	93
Dividend and interest income, net	(4,420)	(4,701)	(73)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(761)	(2,797)	(43)
Unbilled revenues	(3,789)	(1,306)	(20)
Inventories	(1,064)	481	7
Other assets	(1,452)	(206)	(3)
Trade payables, accrued expenses, other liabilities and provisions	2,907	8,182	127
Unearned revenues	(2,724)	(242)	(4)

Cash generated from operating activities before taxes	18,857	33,266	515

Income taxes paid, net	(4,421)	(3,709)	(57)

Net cash generated from operating activities	14,436	29,557	458

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,683)	(4,207)	(65)
Proceeds from sale of property, plant and equipment	48	664	10
Purchase of investments	(165,023)	(258,862)	(4,006)
Proceeds from sale of investments	174,665	232,214	3,594
Payment for business acquisitions including deposit in escrow, net of cash acquired	—	(3,273)	(51)
Interest received	2,734	4,197	65
Dividend received	24	171	3

Net cash generated from/(used in) investing activities	7,765	(29,096)	(450)

Cash flows from financing activities:
Proceeds from issuance of equity shares	*	18	*
Repayment of loans and borrowings	(30,619)	(46,550)	(720)
Proceeds from loans and borrowings	31,861	49,092	760
Payment for deferred/contigent consideration in respect of business combinations	—	(66)	(1)
Interest paid on loans and borrowings	(424)	(754)	(12)

Net cash generated from financing activities	818	1,740	27

Net increase in cash and cash equivalents during the period	23,019	2,201	35
Effect of exchange rate changes on cash and cash equivalents	866	41	1
Cash and cash equivalents at the beginning of the period	98,392	50,718	785

Cash and cash equivalents at the end of the period (Note 9)	122,277	52,960	821

* Value is less than ₹ 1 million

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore
July 20, 2017

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 20, 2017.

2. Basis of preparation of financial statements

(i)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2017. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements.

All amounts included in the interim condensed consolidated financial statements are reported in Indian rupees (₹) in million except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the interim condensed consolidated financial statements as of and for the three months ended June 30, 2017, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = ₹ 64.62 (June 30, 2016: $ 1= ₹ 67.51), as published by the Federal Reserve Board of Governors on June 30, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)	Impairment testing: Goodwill and intangible assets recognised on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)	Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)	Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)	Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3. Significant accounting policies

Equity accounted investees

Equity accounted investees are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost.

Please refer to the Company’s Annual Report for the year ended March 31, 2017 for a discussion of the Company’s other critical accounting policies.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2017, except for the adoption of amendments and interpretations effective as of April 1, 2017. Although these amendments and amendments apply for the first time in the current financial year, they do not have a material impact on the interim condensed consolidated financial statements.

IAS 7- Amendment to Statement of Cash Flows

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended March 31, 2018.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2016, and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 15—Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. The standard is effective for periods beginning on or after January 1, 2018. Early adoption is permitted. The Company will adopt this standard using the full retrospective method effective April 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 16—Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

IFRIC 22—Foreign currency transactions and Advance consideration

On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board issued IFRIC 22, Foreign currency transactions and Advance consideration which clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Company is currently assessing the impact of IFRIC 22 on its consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		3		61		691		44		8		807
Additions		—		351		3,765		334		2		4,452
Additions through business combination		—		—		—		—		—		—
Disposals / adjustments		—		—		(1,889)		(54)		(11)		(1,954)

As at June 30, 2016	₹	3,698	₹	26,501	₹	102,147	₹	14,439	₹	588	₹	147,373

Accumulated depreciation/impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		26		385		34		3		448
Depreciation		—		250		3,478		261		6		3,995
Disposals / adjustments		—		—		(1,680)		(41)		(8)		(1,729)

As at June 30, 2016	₹	—	₹	5,620	₹	70,344	₹	11,572	₹	505	₹	88,041

Capital work-in-progress											₹	6,778

Net carrying value including Capital work-in-progress as at June 30, 2016											₹	66,110

Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		(15)		(69)		(1,377)		(133)		3		(1,591)
Additions		—		1,133		16,572		2,242		23		19,970
Additions through business combination		134		446		835		77		—		1,492
Disposals / adjustments		—		(18)		(6,643)		(553)		(183)		(7,397)

As at March 31, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542

Accumulated depreciation/impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		(39)		(816)		(75)		2		(928)
Depreciation		—		1,059		14,910		1,117		28		17,114
Disposals / adjustments		—		(3)		(5,250)		(392)		(169)		(5,814)

As at March 31, 2017	₹	—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699

Capital work-in-progress											₹	8,951

Net carrying value including Capital work-in-progress as at March 31, 2017											₹	69,794

Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		10		74		117		43		—		244
Additions		—		174		1,964		374		11		2,523
Additions through business combination		—		—		4		3		1		8
Disposals / adjustments		—		(27)		(2,308)		(301)		(14)		(2,650)

As at June 30, 2017	₹	3,824	₹	27,802	₹	108,744	₹	15,867	₹	430	₹	156,667

Accumulated depreciation/impairment:
As at April 1, 2017	₹	—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699
Translation adjustment		—		7		53		20		—		80
Depreciation		—		256		3,556		311		7		4,130
Disposals / adjustments		—		(6)		(1,775)		(280)		(13)		(2,074)

As at June 30, 2017	₹	—	₹	6,618	₹	78,839	₹	12,019	₹	359	₹	97,835

Capital work-in-progress											₹	12,191

Net carrying value including Capital work-in-progress as at June 30, 2017											₹	71,023

*	Including computer equipment and software.

5. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2017		Three months ended June 30, 2017
Balance at the beginning of the period	₹	101,991	₹	125,796
Translation adjustment		(4,319)		316
Acquisition through business combination, net/adjustments		28,124		376

Balance at the end of the period	₹	125,796	₹	126,488

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Acquisition through business combination, net/adjustments		(62)		—		(62)
Translation adjustment		219		1		220

As at June 30, 2016	₹	18,517	₹	2,588	₹	21,105

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		—		1		1
Amortization		535		109		644

As at June 30, 2016	₹	4,699	₹	1,052	₹	5,751

Net carrying value as at June 30, 2016	₹	13,818	₹	1,536	₹	15,354
Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Acquisition through business combination, net/adjustments		2,714		4,006		6,720
Translation adjustment		(546)		(314)		(860)

As at March 31, 2017	₹	20,528	₹	6,279	₹	26,807

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		(7)		(68)		(75)
Amortization and impairment		5,107		747		5,854

As at March 31, 2017	₹	9,264	₹	1,621	₹	10,885

Net carrying value as at March 31, 2017	₹	11,264	₹	4,658	₹	15,922
Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Acquisition through business combination, net/adjustments		165		8		173
Translation adjustment		175		42		217

As at June 30, 2017	₹	20,868	₹	6,329	₹	27,197

Accumulated amortization and impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		(7)		21		14
Amortization and impairment		510		270		780

As at June 30, 2017	₹	9,767	₹	1,912	₹	11,679

Net carrying value as at June 30, 2017	₹	11,101	₹	4,417	₹	15,518

Amortization and impairment expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

6. Business combination

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition strengthens Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,402 (USD 475.6 million).

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated
Net assets	₹	526		(29)	₹	497
Technology platform		436		(89)		347
Customer related intangibles		—		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship		—		858		858
Deferred tax liabilities on intangible assets		—		(2,791)		(2,791)

Total	₹	1,142	₹	3,240		4,382

Goodwill						28,020

Total purchase price					₹	32,402

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,020 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the three months June 30, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

7. Investments

Financial instruments consist of the following:

	As at
	March 31, 2017		June 30, 2017
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds (1)	₹	104,675	₹	110,273
Others		569		596
Financial instruments at FVTOCI
Equity instruments		5,303		5,205
Commercial paper, Certificate of deposits and bonds		145,614		161,433
Financial instruments at amortised cost
Inter corporate and term deposits (2) (3)		42,972		49,980

	₹	299,133	₹	327,487

Current		292,030		317,718
Non-current		7,103		9,769

(1)	Investments in liquid and short-term mutual funds include investments amounting to ₹ 119 (March 31, 2017: ₹ 117) pledged as margin money deposits for entering into currency future contracts.
(2)	These deposits earn a fixed rate of interest.
(3)	Term deposits include deposits in lien with banks amounting to ₹ 316 (March 31, 2017: ₹ 308).

Investment in equity accounted investee

During the three months ended June 30, 2017, the Company has increased its investment in Drivestream Inc. from 19% to 26%. Drivestream Inc. is a private entity that is not listed on any public exchange. The carrying value of the investment as at June 30, 2017 was: ₹ 353. The Company’s share of losses of Drivestream Inc. for the period ended June 30, 2017 was ₹ 1.

8. Inventories

Inventories consist of the following:

	As at
	March 31, 2017		June 30, 2017
Stores and spare parts	₹	808	₹	782
Raw materials and components		1		1
Traded goods		3,106		2,651

	₹	3,915	₹	3,434

9. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2017 and June 30, 2017 consists of cash and balances on deposit with banks. Cash and cash equivalents consists of the following:

	As at
	March 31, 2017		June 30, 2017
Cash and bank balances	₹	27,808	₹	22,769
Demand deposits with banks (1)		24,902		31,548

	₹	52,710	₹	54,317

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	June 30, 2016		June 30, 2017
Cash and cash equivalents	₹	124,435	₹	54,317
Bank overdrafts		(2,158)		(1,357)

	₹	122,277	₹	52,960

10. Other assets

	As at
	March 31, 2017		June 30, 2017
Current
Prepaid expenses and deposits	₹	13,486		13,702
Due from officers and employees		2,349		2,298
Finance lease receivables		1,854		2,169
Advance to suppliers		1,448		1,283
Deferred contract costs		4,270		4,073
Interest receivable		2,177		2,621
Balance with excise, customs and other authorities		2,153		2,101
Others		3,014		3,324

	₹	30,751	₹	31,571

Non-current
Prepaid expenses including rentals for leasehold land and deposits	₹	10,516	₹	10,397
Finance lease receivables		2,674		2,774
Deferred contract costs		3,175		2,986
Others		428		3,015

	₹	16,793	₹	19,172

Total	₹	47,544	₹	50,743

11. Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2017		June 30, 2017
Borrowings from banks	₹	122,903	₹	127,015
External commercial borrowings		9,728		9,686
Obligations under finance leases		8,280		7,933
Other loans		1,501		1,565

Total loans and borrowings	₹	142,412	₹	146,199

Current		122,801		113,712
Non-current		19,611		32,487

12. Other liabilities and provisions

	As at
	March 31, 2017		June 30, 2017
Other liabilities:
Current:
Statutory and other liabilities	₹	3,353	₹	4,110
Employee benefit obligations		5,912		6,146
Advance from customers		2,394		2,321
Others		1,368		2,334

	₹	13,027	₹	14,911

Non-current:
Employee benefit obligations	₹	4,235	₹	4,037
Others		1,265		392

	₹	5,500	₹	4,429

Total	₹	18,527	₹	19,340

	As at
	March 31, 2017		June 30, 2017
Provisions:
Current:
Provision for warranty	₹	436	₹	391
Others		834		799

	₹	1,270	₹	1,190

Non-current:
Provision for warranty	₹	4	₹	2

Total	₹	1,274	₹	1,192

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13. Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in millions)

	As at
	March 31, 2017		June 30, 2017
Designated derivative instruments
Sell: Forward contracts		$886		$959
		£280		£270
		€228		€218
	AUD	129	AUD	129
Range Forward Option contracts		$130		$58
Non designated derivative instruments
Sell: Forward contracts		$889		$765
		£82		£82
		€83		€50
	AUD	51	AUD	48
	SGD	3	SGD	3
	ZAR	262	ZAR	220
	CAD	41	CAD	27
	SAR	49	SAR	46
	AED	69	AED	10
	PLN	31	PLN	31
Range Forward Option contracts		$—		$4
Buy: Forward contracts		$750		$765

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at June 30,
	2016		2017
Balance as at the beginning of the period	₹	2,367	₹	7,325

Deferred cancellation (loss)/gain, net		(11)		1
Changes in fair value of effective portion of derivatives		1,945		(107)
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions		(1,005)		(2,853)

Gain/(loss) on cash flow hedging derivatives, net	₹	929	₹	(2,959)

Balance as at the end of the period	₹	3,296	₹	4,366

Deferred tax (liability)/asset thereon	₹	(416)	₹	(543)

Balance as at the end of the period, net of deferred tax	₹	2,880	₹	3,823

As at March 31, 2017, June 30, 2016 and 2017, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14. Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As of March 31,2017 and June 30, 2017, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as fair value through Profit or Loss (FVTPL) are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in certificate of deposits, commercial papers classified as fair value through other comprehensive income (FVTOCI) is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3—Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2017								As at June 30, 2017
	Fair value measurements at reporting date using								Fair value measurements at reporting date using
Particulars	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	7,307	₹	—	₹	7,307	₹	—	₹	4,894	₹	—	₹	4,894	₹	—
Others		2,546		—		2,120		426		836		—		441		395
Investments:
Investment in liquid and short-term mutual funds		104,675		104,675		—		—		110,273		110,273		—		—
Other investments		569		—		569		—		596		—		596		—
Investment in equity instruments		5,303		—		—		5,303		5,205		—		—		5,205
Commercial paper, Certificate of deposits and bonds		145,614		—		145,614		—		161,433		—		161,433		—
Liabilities
Derivative instruments:
Cash flow hedges		(55)		—		(55)		—		(529)		—		(529)		—
Others		(2,655)		—		(2,655)		—		(2,097)		—		(2,097)		—
Contingent consideration		(339)		—		—		(339)		(297)		—		—		(297)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair valuation is derived based on the indicative quotes of price and yields prevailing in the market as on the reporting date.

Details of assets and liabilities considered under Level 3 classification:

	Investments in equity instruments		Derivative Assets- Others		Liabilities - Contingent consideration
Opening balance as on April 1, 2016	₹	4,907	₹	558	₹	(2,251)
Additions		620		—		—
Payouts		—		—		138
Gain/loss recognized in statement of income		—		(132)		1,546
Gain/loss recognized in foreign currency translation reserve		(41)		—		198
Gain/loss recognized in other comprehensive income		(183)		—		—
Finance expense recognized in statement of income		—		—		30
Balance as on March 31, 2017	₹	5,303	₹	426	₹	(339)
Additions		243		—		—
Payouts		—		—		66
Transferred to investment in equity accounted investee		(354)
Gain/loss recognized in statement of income		—		(31)		4
Gain/loss recognized in foreign currency translation reserve		(13)		—		(20)
Gain/loss recognized in other comprehensive income		26		—		—
Finance expense recognized in statement of income		—		—		(8)
Closing balance as on June 30, 2017	₹	5,205	₹	395	₹	(297)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity investments	Discounted cash flow	Long term growth rate	0.5%	56	(52)
	model	Discount rate	0.5%	(95)	102
	Market multiple approach	Revenue multiple	0.5x	182	(188)
Derivative assets	Option pricing model	Volatility of comparable companies	2.5%	30	(30)
		Time to liquidation event	1 year	62	(71)
Contingent	Probability	Estimated revenue	5%	59	(59)
consideration	weighted method	achievement Estimated earnings achievement	1%	—	—

15. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at
	June 30, 2016		June 30, 2017
Balance at the beginning of the period	₹	16,116	₹	13,107

Translation difference related to foreign operations, net		1,663		669
Change in effective portion of hedges of net investment in foreign operations		(136)		41

Total change during the period	₹	1,527	₹	710

Balance at the end of the period	₹	17,643	₹	13,817

16. Income taxes

Income tax expense/ (credit) has been allocated as follows:

	Three months ended June 30,
	2016		2017
Income tax expense as per the statement of income	₹	6,122	₹	5,994
Income tax included in other comprehensive income on:
Unrealized gain on investment securities		326		211
Loss on cash flow hedging derivatives		(42)		(876)
Defined benefit plan actuarial gains/ (losses)		21		168

Total income taxes	₹	6,427	₹	5,497

Income tax expense consists of the following:

	Three months ended June 30,
	2016		2017
Current taxes
Domestic	₹	4,742	₹	4,115
Foreign		1,643		1,275

	₹	6,385	₹	5,390

Deferred taxes
Domestic	₹	(241)	₹	806
Foreign		(22)		(202)

	₹	(263)	₹	604

Total income tax expense	₹	6,122	₹	5,994

Income tax expense is net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to ₹ 189 and ₹ 486 for the three months ended June 30, 2016 and 2017 respectively.

17. Revenues

	Three months ended June 30,
	2016		2017
Rendering of services	₹	129,321	₹	129,199
Sale of products		6,671		7,062

Total revenues	₹	135,992	₹	136,261

18. Expenses by nature

	Three months ended June 30,
	2016		2017
Employee compensation (refer note 22)	₹	66,177	₹	67,442
Sub-contracting/technical fees		20,360		20,247
Cost of hardware and software		6,555		6,790

	Three months ended June 30,
	2016		2017
Travel		5,529		4,366
Facility expenses		4,988		5,013
Depreciation, amortization and impairment		4,665		4,943
Communication		1,288		1,324
Legal and professional fees		1,282		1,101
Rates, taxes and insurance		537		484
Marketing and brand building		769		794
Provision for doubtful debts		289		526
Miscellaneous expenses		1,690		1,491

Total cost of revenues, selling and marketing and general and administrative expenses	₹	114,129	₹	114,521

19. Finance expense

	Three months ended June 30,
	2016		2017
Interest expense	₹	412	₹	696
Exchange fluctuation on foreign currency borrowings, net		924		778

Total	₹	1,336	₹	1,474

20. Finance and other income

	Three months ended June 30,
	2016		2017
Interest income	₹	4,732	₹	4,381
Dividend income		24		171
Unrealized gains/losses on financial instruments measured at fair value through profit or loss		76		845
Gain on sale of investments		368		803

Total	₹	5,200	₹	6,200

21. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares. Earnings per share and number of share outstanding for the three months ended June 30, 2016 and 2017, have been proportionately adjusted for the bonus issue in the ratio of 1:1 as approved by the shareholders on June 03, 2017.

	Three months ended June 30,
	2016		2017
Profit attributable to equity holders of the Company	₹	20,518	₹	20,765
Weighted average number of equity shares outstanding		4,914,727,772		4,845,115,238
Basic earnings per share	₹	4.17	₹	4.29

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2016		2017
Profit attributable to equity holders of the Company	₹	20,518	₹	20,765
Weighted average number of equity shares outstanding		4,914,727,772		4,845,115,238
Effect of dilutive equivalent share options		12,066,964		5,955,705

Weighted average number of equity shares for diluted earnings per share		4,926,794,736		4,851,070,943

Diluted earnings per share	₹	4.16	₹	4.28

22. Employee compensation

a)	Employee costs include:

	Three months ended June 30,
	2016		2017
Salaries and bonus	₹	64,055	₹	65,352
Employee benefit plans
Gratuity and other defined benefit plans		291		313
Contribution to provident and other funds		1,406		1,523
Share based compensation		425		254

	₹	66,177	₹	67,442

b)	The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended June 30,
	2016		2017
Cost of revenues	₹	55,811	₹	56,678
Selling and marketing expenses		6,737		7,018
General and administrative expenses		3,629		3,746

	₹	66,177	₹	67,442

The Company has granted Nil and 15,000 options under Restricted Stock Unit CRSU”) option plan and 7,500 and 85,000 under American Depository Shares CADS”) option plan during the three months ended June 30, 2016 and 2017 respectively.

23. Commitments and contingencies

Capital commitments: As at March 31, 2017 and June 30, 2017, the Company had committed to spend approximately ₹ 12,238 and ₹ 11,221 respectively, under agreements to purchase property and equipment These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2017 and June 30, 2017, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 22,023 and ₹ 20,358 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section lOA of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹4,241 (including interest of ₹ 1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the draft assessment order in December 2016 with a proposed demand of ₹4, 118 (including interest of ₹ 1,278), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an objection before the DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 2,585 and ₹ 2,577 as of March 31, 2017 and June 30, 2017. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

24. Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (END), Manufacturing and Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services,

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2016 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	33,630	19,928	20,725	17,356	29,538	9,911	—	131,088	5,930	(42)	136,976
Segment Result	6,994	2,855	3,775	3,025	5,954	1,502	—	24,105	(368)	(53)	23,684
Unallocated								(837)	—	—	(837)
Segment Result Total								23,268	(368)	(53)	22,847
Finance expense											(1,336)
Finance and other income											5,200
Share of profit/(loss) of equity accounted investee											—
Profit before tax											26,711
Income tax expense											(6,122)
Profit for the period											20,589
Depreciation, amortization and impairment											4,665

Information on reportable segment for the three months ended June 30, 2017 is as follows:

	IT Services								IT Products	Reconciling Items	Company total
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total
Revenue	34,934	19,150	20,535	17,464	29,342	8,831	—	130,256	6,343	15	136,614
Segment Result	5,441	2,734	2,934	3,651	5,175	1,449	—	21,384	31	146	21,561
Unallocated								532	—	—	532
Segment Result Total								21,916	31	146	22,093
Finance expense											(1,474)
Finance and other income											6,200
Share of profit/(loss) of equity accounted investee											(1)
Profit before tax											26,818
Income tax expense											(5,994)
Profit for the period											20,824
Depreciation, amortization and impairment											4,943

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended June 30
	2016	2017
India	₹ 12,799	₹ 12,512
Americas	70,256	71,423
Europe	33,581	32,743
Rest of the world	20,340	19,936

	₹ 136,976	₹ 136,614

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the three months ended June 30, 2016 and 2017.

Notes:

a)	“Reconciling items” includes dividend income/ gains/ losses relating to strategic investments, elimination of inter -segment transactions and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

d)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

e)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

f)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25. List of subsidiaries and equity accounted investee as of June 30, 2017 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC		USA
	Wipro Data Centre and Cloud		USA
Services, Inc.
	Wipro IT Services, Inc.		USA
		HPH Holdings Corp (A)	USA
		Appirio, Inc. (A)	USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius

	Wipro Holdings UK Limited		UK.

		Wipro Information Technology Austria GmbH (A)	Austria

		Wipro Digital Aps (A)	Denmark

		Wipro Europe Limited (A)	UK.

		Wipro Financial Services UK	UK.

Limited

Wipro Cyprus Private Limited			Cyprus

	Wipro Doha LLC #		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary

	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp.zo.o		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South		South Africa
Africa(Proprietary) Limited
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Services Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. (A)	Portugal
		Wipro Technologies Limited,	Russia
		Russia Wipro Technology Chile SPA	Chile

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology	Kazakhstan
Kazakhstan LLP
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services	Ireland
(Ireland) Limited
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
		InfoSERVER S.A.	Brazil
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of
Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India
Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent GmbH, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information				Austria

Technology Austria GmbH	Wipro Technologies Austria GmbH			Austria

	New Logic Technologies SARL			France

Wipro Europe Limited				U.K.

	Wipro UK Limited			U.K.

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.	Wipro Retail UK Limited			Portugal U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil
Wipro Digital Aps				Denmark
	Designit A/S			Denmark
		Designit Denmark A/S		Denmark
		Designit Munchen GmbH		Germany
		Designit Oslo A/S		Norway
		Designit Sweden AB		Sweden
		Designit T.L.V Ltd.		Israel
		Designit Tokyo Lt.d		Japan
		Denextep Spain		Spain
Digital, S.L
			Designit	Colombia
Colombia
S A S
			Designit Peru SAC	Peru
Cellent GmbH				Austria
	Frontworx Informations			Austria
technologie GmbH
HPH Holdings Corp.				USA
	HealthPlan Services Insurance Agency, Inc.			USA
	HealthPlan Services, Inc.			USA
Appirio, Inc.				USA
	Appirio, K.K			Japan
	Topcoder, Inc.			USA
	Appirio Ltd			Ireland
		Appirio GmbH		Germany
		Apprio Ltd (UK)		U.K.
		Saaspoint, Inc.		USA
	Appirio Singapore Pte Ltd			Singapore

As of June 30, 2017, the Company held 26% interest in Drivestream Inc., accounted for using the equity method.

26. Bank balances

Details of balances with banks as of June 30, 2017 are as follows:

Bank Name	In Current Account		In Deposit Account		Total
CITI Bank	₹	12,154	₹	1,059	₹	13,213
ICICI Bank		133		7,951		8,084
Indusind Bank		—		6,700		6,700
Deutsche Bank		100		4,500		4,600
YES Bank		27		4,202		4,229
HSBC Bank		2,060		1,446		3,506

Kotak Mahindra Bank		1		3,000		3,001
ANZ Bank		162		2,421		2,583
Wells Fargo Bank		2,227		—		2,227
Silicon Valley Bank		674		—		674
BNP Paribas		496		—		496
Standard Chartered Bank		335		—		335
Bank of Montreal		226		—		226
Saudi British Bank		171		—		171
Uni Credit Bank		153		—		153
State Bank of India		104		—		104
Others, including funds in transit cash and cheques on hand		3,746		269		4,015

Total	₹	22,769	₹	31,548	₹	54,317

27. Issue of Bonus shares

The bonus issue in the proportion of 1:1 i.e.1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) had been approved by the shareholders of the Company on June 03, 2017 through Postal Ballot / e-voting. For this purpose, June 14, 2017, has been fixed as the record date. Consequently, on June 15, 2017, the Company allotted 2,433,074,327 shares and ₹ 4,866 (representing par value of ₹ 2 per share) has been transferred from retained earnings to share capital.

28. Event after the reporting period

On July 20, 2017, the Board of Directors approved a buyback proposal, subject to the approval of shareholders of the Company through postal ballot, for purchase by the Company of up to 343.75 million shares of ₹ 2 each (representing 7.06% of total paid-up equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 320 per equity share for an aggregate amount not exceeding ₹ 110,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408

Bangalore
July 20, 2017